Exhibit 99.2 Separate Auditor’s Report of Shinhan Card

SHINHAN CARD CO., LTD.

Separate Financial Statements

December 31, 2024 and 2023

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholder of Shinhan Card Co., Ltd.

Opinion

We have audited the separate financial statements of Shinhan Card Co., Ltd.(the “Company”), which comprise the separate statements of financial position as of December 31, 2024 and 2023, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2024 and 2023, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an Auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•
Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.
•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•
Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

KPMG Samjong Accounting Corp.

March 4, 2025

Seoul, Korea

This report is effective as of March 4, 2025, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN CARD CO., LTD.

Separate Statements of Financial Position

As of December 31, 2024 and 2023

(In millions of won)	Note		2024	2023

Assets
Cash and due from banks	10,40	~~W~~	765,406	493,057
Financial assets at fair value through profit or loss	11		1,086,138	1,513,207
Derivative assets	12		460,365	147,690
Credit card receivables at amortized cost and other	13		35,885,321	35,362,909
Lease assets	14		2,133,970	2,082,812
Financial assets at fair value through other comprehensive income	16		378,530	393,979
Property and equipment, net	15,17		616,369	617,717
Intangible assets	18		95,414	98,507
Investments in subsidiaries and others	19		352,644	331,677
Current tax assets	39		4	21,626
Deferred tax assets	39		120,046	115,747
Investment properties	20		45,642	46,943
Defined benefit assets	24		4,791	3,480
Other assets	21		1,070,685	1,372,791
Total assets		~~W~~	43,015,325	42,602,142

Liabilities
Derivative liabilities	12	~~W~~	6,099	229
Borrowings	22		9,146,092	9,739,749
Debentures, net	23		20,858,700	19,282,427
Current tax liabilities	39		71,066	87,386
Provisions	25		220,830	232,105
Other liabilities	15,26		4,550,400	5,289,129
Total liabilities		~~W~~	34,853,187	34,631,025

Equity
Common stock	27	~~W~~	626,847	626,847
Hybrid bonds	27		699,822	699,822
Capital surplus	27		860,592	860,592
Capital adjustments	27		1,895	1,895
Accumulated other comprehensive loss	27		(90,513)	(60,158)
Retained earnings	27,28		6,063,495	5,842,119
Total equity		~~W~~	8,162,138	7,971,117

Total liabilities and equity		~~W~~	43,015,325	42,602,142

The accompanying notes are an integral part of the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2024 and 2023

(In millions of won, except earnings per share)	Note		2024	2023
Interest income		~~W~~	2,772,751	2,636,469
Interest expense			(988,584)	(883,759)
Net interest income	32		1,784,167	1,752,710

Fee and commission income			2,042,575	2,039,246
Fee and commission expense			(1,307,632)	(1,275,435)
Net fee and commission income	33		734,943	763,811

Dividend income	34		315	382
Net gain on financial assets at fair value through profit or loss	11		54,229	52,120
Net gain(loss) on derivatives	12		320,735	31,434
Net gain(loss) on foreign currency transactions	7		(278,945)	9,882
Provision for credit loss allowance	35		(852,319)	(810,930)
General administrative expenses	36		(752,826)	(684,361)
Other operating expense, net	37		(273,790)	(311,843)

Operating income			736,509	803,205

Non-operating income, net	38		11,970	2,383

Profit before income tax			748,479	805,588

Income tax expense	39		(186,298)	(179,740)

Profit for the year		~~W~~	562,181	625,848

Other comprehensive income (loss):
Items that will never be reclassified to profit or loss
Remeasurement of the net defined benefit obligations	24,27	~~W~~	(11,728)	(21,314)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income	7,27		(12,788)	1,969
Items that are or may be reclassified subsequently to profit or loss
Loss on financial assets at fair value through other comprehensive income			4,469	10,864
Net changes in the unrealized fair value of cash flow hedges	12,27		(8,808)	(16,245)

Other comprehensive income for the year, net of tax			(28,855)	(24,726)

Total comprehensive income for the year		~~W~~	533,326	601,122

Earnings per share Basic and diluted earnings per share (in won)	30		4,230	4,752

The accompanying notes are an integral part of the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2024 and 2023

(In millions of won)		Common stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total

Balance at January 1, 2023	~~W~~	626,847	399,901	860,592	1,893	(35,432)	5,502,976	7,356,777
Transactions with the owner of the Company:
Dividends		-	-	-	-	-	(256,631)	(256,631)
Share-based payment transactions		-	-	-	2	-	-	2
Issuance of hybrid bonds		-	299,921	-	-	-	-	299,921
Dividend on hybrid bonds		-	-	-	-	-	(30,074)	(30,074)
Total comprehensive income for the year:
Profit for the year		-	-	-	-	-	625,848	625,848
Remeasurement of the net defined benefit obligations		-	-	-	-	(21,314)	-	(21,314)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	-	12,833	-	12,833
Net changes in the unrealized fair value of cash flow hedges		-	-	-	-	(16,245)	-	(16,245)
Balance at December 31, 2023	~~W~~	626,847	699,822	860,592	1,895	(60,158)	5,842,119	7,971,117
Balance at January 1, 2024	~~W~~	626,847	699,822	860,592	1,895	(60,158)	5,842,119	7,971,117
Transactions with the owner of the Company:
Dividends		-	-	-	-	-	(310,415)	(310,415)
Dividend on hybrid bonds		-	-	-	-	-	(31,890)	(31,890)
Total comprehensive income for the year:
Profit for the year		-	-	-	-	-	562,181	562,181
Remeasurement of the net defined benefit obligations		-	-	-	-	(11,728)	-	(11,728)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	-	(9,819)	1,500	(8,319)
Net changes in the unrealized fair value of cash flow hedges		-	-	-	-	(8,808)	-	(8,808)
Balance at December 31, 2024	~~W~~	626,847	699,822	860,592	1,895	(90,513)	6,063,495	8,162,138

The accompanying notes are an integral part of the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements ofCash Flows

For the years ended December 31, 2024 and 2023

(In millions of won)		2024	2023
Cash flows from operating activities
Profit for the year	~~W~~	562,182	625,848
Adjustments for:
Interest income		(2,772,751)	(2,636,469)
Interest expense		988,584	883,759
Dividend income		(315)	(382)
Income tax expense		186,298	179,740
Fee and commission income		43,450	37,444
Fee and commission expense		1,071	1,009
Net gain on sale of financial assets at fair value through profit or loss		(2,110)	(4,029)
Net loss on sale of financial assets at fair value through profit or loss		-	322
Net gain on valuation of financial assets at fair value through profit or loss		(4,314)	(7,164)
Net loss on valuation of financial assets at fair value through profit or loss		1,604	1,806
Net gain on derivatives		(328,023)	(33,334)
Net loss on derivatives		7,288	1,900
Net gain on foreign currency transactions		(20,728)	(2,532)
Net loss on foreign currency transactions		340,682	33,813
Provision for credit loss allowance		852,319	810,930
Employee-related expenses		24,911	20,093
Depreciation expenses		74,435	61,979
Increase in provision for restoration		18	(1,282)
Other operating expenses		466,068	445,122
Non-operating income		(554)	(1,036)
Non-operating expenses		2,160	1,906
		(139,907)	(206,405)
Changes in assets and liabilities:
Due from banks at amortized cost		(150,000)	(50,000)
Financial assets at fair value through profit or loss		440,365	(604,809)
Credit card receivables at amortized cost and other		(1,169,186)	(328,472)
Lease assets		(517,034)	(583,175)
Other assets		254,556	(143,310)
Net defined benefit obligations		(35,959)	(10,632)
Provisions		(38,968)	(37,261)
Other liabilities		(802,211)	592,608
		(2,018,437)	(1,165,051)

Income taxes paid		(174,406)	(161,906)
Interest received		2,607,552	2,489,477
Interest paid		(807,260)	(701,926)
Dividend received		315	382
Net cash inflow from operating activities	~~W~~	30,039	880,419

SHINHAN CARD CO., LTD.

Separate Statements ofCash Flows (continued)

For the years ended December 31, 2024 and 2023

(In millions of won)		2024	2023

Cash flows from investing activities
Proceeds from disposal of financial assets at fair value through profit or loss	~~W~~	7,791	7,000
Acquisition of financial assets at fair value through profit or loss		(16,266)	(41,931)
Proceeds from disposal of financial assets at fair value through other comprehensive income		20,907	-
Acquisition of financial assets at fair value through other comprehensive income		(16,300)	-
Proceeds from disposal of investments in subsidiaries and others		-	4,805
Acquisition of investments in subsidiaries and others		(20,968)	(11,400)
Proceeds from disposal of property and equipment		1,287	970
Acquisition of property and equipment		(31,853)	(30,670)
Proceeds from disposal of intangible assets		1,407	758
Acquisition of intangible assets		(26,203)	(29,219)
Decrease in security deposits paid		7,691	1,141
Increase in security deposits paid		(2,565)	(6,372)
Net cash outflow from investing activities	~~W~~	(75,072)	(104,918)

Cash flows from financing activities
Proceeds from borrowings	~~W~~	1,558,607	855,200
Repayment of borrowings		(2,360,000)	(2,496,701)
Proceeds from debentures		8,217,527	7,163,981
Repayment of debentures		(6,910,000)	(6,380,000)
Cash inflows from cash flow hedges		945,714	-
Cash outflows from cash flow hedges		(943,750)	-
Repayment of lease liabilities		(10,197)	(8,957)
Dividends paid		(310,415)	(256,631)
Increase in security deposits received		11,780	110,818
Issuance of hybrid bonds		-	299,921
Payment of dividend on hybrid bonds		(31,884)	(27,927)
Net cash inflow (outflow) from financing activities		167,382	(740,296)

Net increase in cash and cash equivalents		122,349	35,205

Cash and cash equivalents at the beginning of the year		443,021	407,816

Cash and cash equivalents at the end of the year (Note 40)	~~W~~	565,370	443,021

See accompanying notes to the separated financial statements.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023

Please refer to Courtesy PDF from page 8 to 122

Independent Auditors’ Review Report on Internal Control over Financial Reporting

(Based on a report originally issued in Korean)

To the Shareholders and board of directors of

Shinhan Card Co., Ltd.

We have reviewed the accompanying Internal Controls over Financial Reporting Operating Status Report (the “ICFR Report”) of Shinhan Card Co., Ltd. (the “Company”) as of December 31, 2024. The Company's management is responsible for designing and maintaining effective ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review management's assessment and issue a report based on our review. In the accompanying report of management’s assessment of ICFR, it is stated that: “Based on our assessment, we concluded that the Company’s ICFR is designed and operated effectively as of December 31, 2024 in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We conducted our review in accordance with ICFR Review Standards issued by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether the Company’s ICFR Report is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s ICFR, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances.

A company's ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A company's ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent or detect material misstatements in the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review of the Company’s ICFR Report, nothing has come to our attention that causes us to believe that the ICFR Report as of December 31, 2024 is not prepared in all material respects, in accordance with the Management Guideline for Evaluation and Reporting of Internal Control over Financial Reporting issued by the ICFR Committee.

This report applies to the Company’s ICFR in existence as of December 31, 2024. We did not review the Company’s ICFR subsequent to December 31, 2024. This report has been prepared for Korean regulatory purposes, pursuant to the Act on External Audit of Stock Companies, Etc. and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.

March 4, 2025

This report is annexed in relation to the audit of the financial statements as of and for the year ended December 31, 2024.

ICFR Operating Status Report

To the Shareholders, Board of Directors and Audit Committee of
Shinhan Card Co., Ltd.:

We, as the Chief Executive Officer and the Internal Accounting Manager of Shinhan Card Co., Ltd. ("the Company"), assessed operating status of the Company's Internal Control over Financial Reporting("ICFR") for the year ending December 31, 2024.

Design and operation of ICFR is the responsibility of the Company's management, including the Chief Executive Officer and the Internal Accounting Manager (collectively, "We", "Our" or "Us").

We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting' established by the Operating Committee of Internal Control over Financial Reporting in Korea (the "ICFR Committee") as the criteria for design and operation of the Company's ICFR. And we conducted an evaluation of ICFR based on the 'Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting' established by the ICFR Committee.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 13, 2025

Park Chang Hun, Chief Executive Officer PARK CHANG HUN

Park Hae Chang, Internal Accounting Manager